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October 4, 2012

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on October 1, 2012 by Biglari Holdings Inc. (“Biglari”)
File No. 001-25225

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated October 3, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

Background of the Solicitation, page 5

1.
We note your description of the action by the FTC.  According to the complaint, the FTC did not find that Biglari should have made a filing “because of the possibility of Biglari’s becoming active with the Company.”  Rather the FT C found that the filing should have been made because Biglari had a current intent of “participating in the formulation, determination, or direction of the basic business decisions” of Cracker Barrel.  Please revise your disclosure accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 4, 2012

Biglari did not have any communications with the Company prior to filing its Schedule 13D. Thus, at the time of the filing, Biglari was not in discussions or actively engaged with the Company. Only after the filing, did Biglari meet with management. The purchase of stock for the purpose of investment is exempt from the Hart-Scott-Rodino (“HSR”) Act according to the FTC if the acquiring person has “no intention of participating in the formulation, determination, or direction of the issuer’s basic business decisions, including participating in or influencing management.” At the time of filing the Schedule 13D, Biglari was neither actively involved with the Company nor did counsel apprise Biglari of the HSR Act’s narrow exemption for disclosure. Biglari ultimately settled this matter with the FTC to avoid unnecessary legal expense caused by the FTC process. Nevertheless, Biglari has revised the Proxy Statement in response to this comment.  See page 7 of the Proxy Statement.

2.
Please revise your statement that the failure to observe the applicable provisions of the H SR Act was a “technical” error.  Security holders should be aware that the notice and waiting requirements of the HSR Act are substantive legal requirements.

Biglari used the word “technical” to denote that it did not have technical HSR knowledge as it crossed the HSR threshold because the FTC has a narrow exemption for holding a security for investment purposes.  On the days of June 8, 9, 10, and 13 when Biglari was purchasing the stock, it had no communication with the Company. Biglari contemplates many possibilities when it invests in a company, but as of June 13, 2011 it had not formulated any plan with the Company’s management. Furthermore, Biglari’s failure to file this notice was inadvertent, as evidenced by the fact that the HSR notice Biglari subsequently filed was classified as a “corrective filing,” according to HSR terminology. Nevertheless, Biglari has revised the Proxy Statement in response to this comment.  See page 7 of the Proxy Statement.

Reasons for 2 Board Seats out of 10, page 8

3.
We note your response to prior comment 7, in which you state that Biglari is not opining in the proxy statement that Cracker Barrel stock is over-priced.  Please revise your disclosure to clarify the significance of the underlined statement “We believe this divergence cannot continue,” and the concerns you have with respect thereto.

Biglari has revised the Proxy Statement in response to this comment.  See page 8 of the Proxy Statement.

Time Allows for the Facts to Emerge…, page 9

4.
We note your response to prior comment 9.  We continue to believe that your characterization of the company’s settlement proposal does not com port with the actual terms of that proposal.  If you would like to state what you believe is the practical effect of the restrictions imposed by the company, please clarify your disclosure accordingly.

Biglari has revised the Proxy Statement to disclose the logical deductions it made from the Board’s proposal.  See page 11 of the Proxy Statement.

October 4, 2012

5.
You have added a statement that Mr. Woodhouse agreed that Steak n Shake and Cracker Barrel were not direct competitors.  Please characterize this as a recollection of an identified individual present when the statement was made, provide corroboration that the statement was made, or revise your disclosure.

Biglari has revised the Proxy Statement in response to this comment.  See page 10 of the Proxy Statement.

The Company’s Shareholder Rights Plan Proposal, page 15

6.
We note your response to prior comment 11.  Your disclosure states that it is clear to you that “shareholders felt similarly” to you that a poison pill disenfranchises shareholders and insulates the Board from accountability.  Please revise your disclosure to eliminate the suggestion that shareholders agree with you that poison pills are to be categorically rejected, no matter the threshold or circumstances.

Biglari has revised the Proxy Statement in response to this comment.  See page 15 of the Proxy Statement.

7.
We note your response to prior comment 13.  As requested, please characterize as your belief the statements that “This restriction also removes optionality for investors.  Options have value; by removing options, shareholder value is reduced.”

Biglari has revised the Proxy Statement in response to this comment.  See page 16 of the Proxy Statement.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Enclosure